Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements”) the Company hereby advises that directors and prescribed Officers of Gold Fields, and directors of major subsidiaries of the Company accepted their conditional Performance Shares (“PS”) which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. The PS are effective as at 1 March 2023 and have a three-year vesting period. The price per share at allocation was the 3-day VWAP from 24 February to 28 February 2023. Vesting of the PS will be determined by the Company after achieving pre-determined performance conditions measured over a three-year performance period from 1 January 2023 to 31 December 2025. Accordingly, the following trades are announced: Name of Director, Prescribed Officer, Director of Major subsidiary M Preece Designation Executive director Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 85,381 Price per share at allocation R165,9378 Total Value R14,167,935 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary PA Schmidt Designation Executive director Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 94,147 Price per share at allocation R165,9378 Total Value R15,622,546 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary NA Chohan Designation Prescribed officer Nature of transaction Off market acceptance of conditional Performance Shares

Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 46,733 Price per share at allocation R165,9378 Total Value R7,754,771 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary R Bardien Designation Prescribed officer Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 45,323 Price per share at allocation R165,9378 Total Value R7,520,798 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary KM Carter Designation Prescribed officer Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 39,730 Price per share at allocation R165,9378 Total Value R6,592,708 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary S Mathews Designation Prescribed officer Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 70,679 Price per share at allocation R165,9378 Total Value R11,728,317 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary JK Mortoti Designation Prescribed officer

Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 69,118 Price per share at allocation R165,9378 Total Value R11,469,288 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary L Rivera Designation Prescribed officer Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 75,661 Price per share at allocation R165,9378 Total Value R12,555,019 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary A Munt Designation Director of Major Subsidiary Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 7,042 Price per share at allocation R165,9378 Total Value R1,168,533 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary G Ovens Designation Director of Major Subsidiary Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 9,204 Price per share at allocation R165,9378 Total Value 1,527,291 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions.

Name of Director, Prescribed Officer, Director of Major subsidiary P Woodhouse Designation Director of Major Subsidiary Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 6,115 Price per share at allocation R165,9378 Total Value R1,014,709 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary B Mokoatle Designation Director of Major Subsidiary Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 24 May 2023 Number of Shares awarded 11,876 Price per share at allocation R165,9378 Total Value R1,970,677 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. Name of Director, Prescribed Officer, Director of Major subsidiary P Matete Designation Director of Major Subsidiary Nature of transaction Off market acceptance of conditional Performance Shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 25 May 2023 Number of Shares awarded 4,771 Price per share at allocation R165,9378 Total Value R791,689 Vesting Period The award vests after the end of the performance period (31 December 2025) subject to achieving pre- determined performance conditions. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements, shareholders are further advised of the disposal of Gold Fields’ shares by an Executive Director: Name of Executive Director PA Schmidt Nature of transaction On market sale of shares Transaction Date 25 May 2023 Number of Shares 110 000 Class of Security Ordinary Shares

Price per Share R286.3442 Total Value R31,497,862 Vesting Period Nil Nature of interest Direct and Beneficial In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 26 May 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd